U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I—REGISTRANT INFORMATION
Full Name of Registrant: Cardiogenesis Corporation
Former Name if Applicable:
26632 Towne Centre Drive, Suite 320
Address of Principal Executive Office (Street and Number)
Foothill Ranch, California 92610
City, State and Zip Code

PART II—RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transaction report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III— NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period:
     Cardiogenesis Corporation (the “Company”) is unable to file timely its quarterly report on Form 10-QSB for the quarter ended June 30, 2006 because the Company has not completed the preparation and review of its financial statements for such quarter and prior periods. As previously disclosed, the Company had delayed filing of certain of its periodic reports pending resolution of issues raised in a comment letter from the Securities and Exchange Commission (the “Commission”). Subsequent to resolution of such issues with the Commission, the Company has been working to complete the delinquent filings before filing the Form 10-QSB for the quarter in question.
     The Company intends to file the report at the earliest practicable date and, although it is possible that such filing will be made within five calendar days of its due date, delays in filing delinquent periodic reports for prior periods may cause the Company to delay filing of the Form 10-QSB for the quarter ended June 30, 2006.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

William Abbott	(714) 649-5066

(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☒ No
The Company has failed to file its annual report on Form 10-K for fiscal 2005 and its quarterly report on Form 10-QSB for the period ended March 31, 2006.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See explanation contained in Part III above.

CardioGenesis Corporation

(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date August 14, 2006

By	/s/ William Abbott
William Abbott,
Chief Financial Officer